UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

20 September 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Thompson Creek Metals Company Inc.

File No. 1-33783 -- CF# 25435

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Thompson Creek Metals Company Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on July 21, 2010.

Based on representations by Thompson Creek Metals Company Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 2.1	through July 21, 2020
Exhibit 10.13	through July 21, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel